Exhibit 99.(a)(5)(C)

Vipshop Announces Entry into Facility Agreement

Guangzhou, China, March 7, 2017 — Vipshop Holdings Limited (NYSE: VIPS), a leading online discount retailer for brands in China (“Vipshop” or the “Company”), today announced that it has entered into a facility agreement dated March 7, 2017, with Credit Suisse AG, Singapore Branch, Morgan Stanley Senior Funding, Inc. and other parties thereto (the “Facility Agreement”). The term loan facility (the “Facility”) pursuant to the Facility Agreement may only be used in connection with a repurchase by the Company of its 1.50% Convertible Senior Notes due 2019 (the “Notes”) on March 15, 2017 (including the fees, costs and expenses incurred in connection with the Facility itself). The maximum amount of the financing available to the Company from the Facility is the lesser of the actual amount of the repurchase price for the Notes plus those fees, costs and expenses or US$632,500,000, and the minimum amount that the Company may utilize is US$5,000,000. The Company’s obligations under the Facility Agreement are guaranteed by Vipshop International Holdings Limited, a subsidiary of the Company.

About Vipshop Holdings Limited

Vipshop Holdings Limited is a leading online discount retailer for brands in China. Vipshop offers high quality and popular branded products to consumers throughout China at a significant discount to retail prices. Since it was founded in August 2008, the Company has rapidly built a sizeable and growing base of customers and brand partners. For more information, please visit www.vip.com.

Investor Relations Contact

Vipshop Holdings Limited

Millicent Tu

Tel: +86 (20) 2233-0732

Email: IR@vipshop.com

ICR, Inc.

Jeremy Peruski

Tel: +1 (646) 405-4866

Email: IR@vipshop.com